Exhibit 99.1
ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
Annual General Meeting of Shareholders
May 5, 2022

Final Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Atlantica Sustainable Infrastructure plc (the “Company”), on May 5, 2022, hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)
The Meeting took place at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, with satellite meeting places at c/ Francisco Silvela 42, 4th floor, 28028 Madrid, Spain, and Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, pursuant to notice duly given.

3)
As of May 3, 2022, the record date for the determination of shareholders entitled to vote at the Meeting, there were 114,095,845 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 85,638,026 shares of the Company’s Common Stock were voted, with at least two members represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to receive the accounts and reports of the directors and auditors for the year ended 31 December 2021, was as follows:

FOR	AGAINST	VOTE WITHHELD

85,564,778	30,620	42,628

7)	At the Meeting, the vote to approve the directors' remuneration report, excluding the directors' remuneration policy, for the year ended 31 December 2021, was as follows:

FOR	AGAINST	VOTE WITHHELD

84,496,041	1,035,384	106,601

8)	At the Meeting, the vote to elect Michael Woollcombe as director was as follows:

FOR	AGAINST	VOTE WITHHELD

85,396,374	84,212	157,440

9)	At the Meeting, the vote to elect Michael Forsayeth as director was as follows:

FOR	AGAINST	VOTE WITHHELD

85,061,366	418,080	158,580

10)	At the Meeting, the vote to elect William Aziz as director was as follows:

FOR	AGAINST	VOTE WITHHELD

85,384,735	90,961	162,330

11)	At the Meeting, the vote to elect Brenda Eprile as director was as follows:

FOR	AGAINST	VOTE WITHHELD

85,385,193	135,203	117,630

12)	At the Meeting, the vote to elect Debora Del Favero as director was as follows:

FOR	AGAINST	VOTE WITHHELD

84,184,944	1,333,483	119,599

13)	At the Meeting, the vote to elect Arun Banskota as director was as follows:

FOR	AGAINST	VOTE WITHHELD

84,159,217	1,321,684	157,125

14)	At the Meeting, the vote to elect George Trisic as director was as follows:

FOR	AGAINST	VOTE WITHHELD

84,160,473	1,318,066	159,487

15)	At the Meeting, the vote to re-elect Santiago Seage as director was as follows:

FOR	AGAINST	VOTE WITHHELD

85,131,637	351,494	154,895

16)	At the Meeting, the vote regarding the re-appointment of Ernst & Young LLP and Ernst & Young S.L. to hold office until 31 December 2023, was as follows:

FOR	AGAINST	VOTE WITHHELD

85,503,610	100,333	34,083

17)	At the Meeting, the vote to authorize the Company’s audit committee to determine the remuneration of the auditors was as follows:

FOR	AGAINST	VOTE WITHHELD

85,415,952	156,567	65,507

18)	At the Meeting, the vote to authorize the board of directors to issue shares was as follows:

FOR	AGAINST	VOTE WITHHELD

84,492,482	1,053,969	91,575

19)
At the Meeting, the vote to authorize the board of directors to issue equity securities without pre-emptive rights up to approximately a 10% of the aggregate nominal value of the issued share capital of the Company was as follows:

FOR	AGAINST	VOTE WITHHELD

82,743,625	2,186,351	708,050

20)
At the Meeting, the vote to authorize the disapplication of pre-emptive rights, up to an additional amount of approximately a 10% of the aggregate nominal value of the issued share capital of the Company was as follows:

FOR	AGAINST	VOTE WITHHELD

66,815,537	18,106,023	716,466

IN WITNESS WHEREOF, I have made this Final Report and have hereunto set my hand this 9th day of May 2022.

Inspector of Election

/s/ Anthony P. Carideo
Anthony P. Carideo